THELEN REID BROWN
RAYSMAN & STEINER LLP
ATTORNEYS AT LAW

NEW YORK · SAN FRANCISCO · WASHINGTON, DC · LOS ANGELES
SILICON VALLEY · HARTFORD · NORTHERN NEW JERSEY · SHANGHAI

January 26, 2007

BY HAND DELIVERY
H. Yuna Peng
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Winner Medical Group Inc.
Amendment No. 6 to the SB-2 Registration Statement on Form S-1 filed: January 25, 2007
File Number: 333-130473

Dear Ms. Peng:

On behalf of our client, Winner Medical Group Inc. (formerly known as Las Vegas Resorts Corporation) ("Winner"), we filed Thursday, January 25, 2007, with the Securities and Exchange Commission (the "Commission") Winner's Amendment No. 6 to the SB-2 Registration Statement on Form S-1 in response to informal comments provided orally by the Commission's staff (the "Staff").

For the convenience of the Staff, we are enclosing four copies (3 bound and 1 unbound) of Amendment No. 6 to the SB-2 Registration Statement on Form S-1 (see tab 1) and a blacklined version of Amendment No. 6 to the SB-2 Registration Statement on Form S-1 that is marked to show all changes that were made to the Registration Statement filed on July 7, 2006 (see tab 2).

Please feel free to contact me if you have any questions regarding this matter or if you require additional documentation.

Sincerely

Qixiang Sun, Esq.

cc: Louis Bevilacqua, Esq.
Joe Tiano, Esq.
File